[GRAPHIC OMITTED]


                                                              1 Interim Report

                                                 3 Months Ended March 31, 1999

                                                                Hollinger Inc.

                                                             [GRAPHIC OMITTED]

Consolidated Financial Highlights
Three months ended March 31                              1999      1998
                                                      (millions of dollars)

Total revenue                                            811.7     787.8

Net earnings                                             109.4      74.0

Cash flow provided by operations (note)                   94.4      96.0

                                                                  (dollars)

Net earnings per retractable common share                  3.33      2.22

Cash flow provided by operations per
retractable common share (note)                            2.87      2.88

Note
Cash flow provided by operations is before any increase or decrease in non-cash operating working capital, the cash used for discontinued operations, other costs and foreign currency translation adjustment.

Throughout this report, Hollinger Inc. is referred to as "Hollinger" or the "Company", Hollinger International Inc. is referred to as "Hollinger International Inc." or "Hollinger International" and Hollinger Canadian Publishing Holdings Inc. is referred to as "HCPH". The word "company" refers to one or other of Hollinger Inc.'s subsidiary companies, depending on the context.

Reference to "dollars " and "$" are to Canadian dollars, "U.S. $" are to United States dollars and "pounds sterling" and "(pound)" are to lawful currency of the United Kingdom.

"EBITDA" means earnings before interest, taxes, depreciation and amortization.

T O  T H E  S H A R E H O L D E R S


First Quarter Earnings

Net earnings for the first quarter of 1999 were $109.4 million or $3.33 per share compared with $74.0 million or $2.22 per share in 1998. Excluding the net effect of unusual items, a net loss of $0.5 million or a loss of $0.01 per share was incurred in the first quarter of 1999 compared with net earnings of $0.4 million or $0.01 per share for 1998.

Reported earnings for the quarter compared to last year have been affected by several major items.

   The start-up in October 1998 of the National Post has resulted in an EBITDA loss from the National Post for the quarter of $17.5 million. This loss is greater than initially expected because circulation has been higher than expected without, yet, delivering the inevitable advertising revenues. The sale of four newspapers as part of the purchase of the Financial Post has also reduced EBITDA quarter over quarter by $5.0 million.

   With the acquisition of the remainder of Southam Inc. completed in early 1999, all of the earnings of Southam Inc. are now attributable to the Company compared with the first quarter of 1998, when a substantial minority still existed. The increased ownership has resulted in higher depreciation and amortization in this quarter compared to the first quarter of 1998. In addition, the minority interest in Hollinger International has increased, offsetting some of the Southam impact on minority interest.

   Unusual items in 1999 and 1998 include the gain on sale of community newspapers by Hollinger International Inc. In 1998 this gain was offset in part by a make-whole premium paid on retiring of Hollinger International Senior Secured Notes, and redundancy costs.


Acquisition of 100% of Southam Inc.

In December 1998 the Hollinger Group announced a take-over bid to acquire all the common shares of Southam not then controlled by the Hollinger Group for $25.25 cash per share after a $7 per share special dividend paid by Southam on January 4, 1999. As a result of this bid, the Hollinger Group increased its shareholding in Southam to approximately 97%, and thereafter acquired, pursuant to the compulsory acquisition provisions of the Canada Business AcquisitionsAct, the remaining approximately 3% to hold 100% of the outstanding shares of Southam.

Offer to Convert Series II Preference Shares into Series III Preference Shares

In mid-March 1999, Hollinger announced that it would make a pro rata offer to convert up to 25 million (or $250 million) of its Series II Preference Shares (approximately 50% of the series) into Series III Preference Shares on a share-for-share basis. The Series II Preference Shares were valued by Hollinger at $10 per share when issued. The terms of the new Series III Preference Shares provide for a mandatory redemption on the fifth anniversary of issue for $10 cash per share (plus unpaid dividends) and an annual cumulative dividend, payable quarterly, of $0.70 per share per annum (or 7%) during the five year term. Hollinger has the right at its option to redeem all or any part of the Series III Preference Shares at any time after three years for $10 cash per share (plus unpaid dividends). Holders have the right at any time to retract Series III Preference Shares for a retraction price payable in cash which, during the first four years will be calculated at the simple average of the end-of-day price for each of the 20 business days preceding the date of two series of Government of Canada bonds (being the 7 1/2% series due on December 1, 2003 and the 6 1/2% series due June 1, 2004) divided by
108.6975 multiplied by 92.5% of the $10 per share issue price, and during the fifth year will be $9.50 per share (plus unpaid dividends in each case). On April 23, 1999, Hollinger announced that at the expiry of its offer, approximately 10,500,000 Series II Preference Shares had been deposited under the offer and not withdrawn. Hollinger converted these Series II Preference Shares into approximately 10,500,000 Series III Preference Shares on April 30, 1999. Approximately 38,000,000 Series II Preference Shares remain outstanding. The retraction price of the Series III Preference Shares as at April 30, 1999 was $9.25.

Series II Preference Shares - Initial Period Expiry Date Selected and Redemption Right Exercised

On May 6, 1999, Hollinger announced that it had selected May 12, 1999 as the Initial Period Expiry Date for its Series II Preference Shares and that it was exercising its right to redeem for cash 13,083,526 of the outstanding Series II Preference Shares on June 11, 1999. At the expiry of their Initial Period the Series II Preference Shares changed in nature to "mirror shares" each of which now tracks 0.46 of a Class A Common Share of Hollinger International. This means that after May 12, 1999 each Series II Preference Share entitles the holder to a dividend equal to the amount of any dividend on 0.46 of a Class A Common Share of Hollinger International (less any U.S. withholding tax thereon payable by Hollinger or any subsidiary thereof), and will be exchangeable for 0.46 of a Class A Common Share of Hollinger International (subject to a cash redemption option available to Hollinger). Hollinger has exercised its right to purchase 13,083,526 of the Series II Preference Shares on June 11, 1999 for a cash redemption price per share of Cdn. $10 together with the 7% dividend accrued and unpaid thereon up to such date. Such Series II Preference Shares will be redeemed as nearly as practicable on the same pro rata basis from each holder.

Upon completion of this redemption, Hollinger will have issued and outstanding approximately 33 million retractable common shares, approximately 25 million Series II Preference Shares (exchangeable for an aggregate of approximately
11.5 million Class A Common Shares of Hollinger International) and approximately 10.5 million Series III Preference Shares.


Establishment of Hollinger Canadian Newspapers, Limited Partnership

On April 30, 1999, HCPH and its affiliates, Hollinger and Hollinger International announced the formation of Hollinger Canadian Newspapers, Limited Partnership (the "Hollinger L.P."). The Hollinger L.P. has been created in order to establish an investment vehicle for investors interested in participating directly in the cash flow to be generated from the ownership of community newspaper assets. To that end, the Hollinger L.P. has acquired Canadian community newspapers formerly owned and operated by HCPH and its affiliates (principally Southam Inc., UniMedia Inc. and Sterling Newspapers Company). The newspapers acquired include 49 daily newspapers, 146 non-daily newspapers and shopping guides and 140 specialty publications located across Canada.


A $200 million private placement has been completed and private placement investors have received $200 million of special warrants to acquire partnership units of the Hollinger L.P. The Hollinger L.P. has filed a preliminary prospectus to qualify 20 million limited partnership units issuable upon exercise of the special warrants. Upon issue of such limited partnership units, HCPH will continue to hold approximately 89% of the equity of the Hollinger L.P. and private placement investors will hold the balance. A public offering of partnership units of the Hollinger L.P. is planned for later this year which, if successful, will result in HCPH's unit holding being reduced to not less than 75%.

The net proceeds of the special warrant issue have been applied to reduce bank debt of the Hollinger International group of companies.


Hollinger International Inc.

Hollinger International's operations are comprised of the U.S. Newspapers Group consisting of the Chicago Group (including the Chicago Sun-Times) and the Community Group (American Publishing Company and The Jerusalem Post), the U.K. Newspaper Group, consisting of the Telegraph Group

Limited, and the Canadian Newspaper Group (held by HCPH) consisting of Southam Inc., Sterling Newspapers Company and UniMedia Inc.

During the first quarter of 1999, Hollinger International continued to repurchase shares of its Class A Common Stock with 3,684,400 shares being repurchased by the end of the quarter.

In March 1999, Hollinger International obtained consents to amend the indentures governing the Subordinated Notes, Senior Notes and Senior Subordinated Notes.

In April 1999, Hollinger International Publishing, HCPH, the Telegraph Group Limited, Southam and a group of financial institutions entered into Fourth Amended and Restated Credit Facility for a total of U.S. $725 million consisting of a U.S. $475 million revolving credit line maturing on September 30, 2004 and a U.S. $250 million term loan maturing on December 31, 2004. This facility replaces the existing Bank Credit Facility.

Information regarding Hollinger International's first quarter 1999 operations is contained in Form 10-Q which has been filed by that company with the Unites States Securities and Exchange Commission.


Telegraph Group Limited

The company's reported EBITDA for the three months ended March 31 1999 was (pound)14.9 million compared to (pound)13.6 million during the corresponding period in 1998, an increase of 9.6%.

Advertising revenue for the first quarter was up year on year, despite a slowdown in recruitment advertising year on year. A separate property section was added to the Saturday edition of The Daily Telegraphon March 27, and property advertising has increased year on year in the first quarter by 27.4%. Other classified sections (including travel and education which have increased year on year by 23.2% and 11.7% respectively) continue to perform well and display advertising performed strongly during the first quarter.

Newsprint costs have decreased year on year although further developments to the editorial package have resulted in increases in pagination.

Telegraph Enterprises, the third revenue division of Telegraph Group Limited which uses the Telegraph brand to facilitate sales of goods and services to readers, increased its contribution to net income in the first quarter by more than one third year on year.

The ABC net circulation figure for The Daily Telegraph for the period October 1998 to March 1999 was 1,043,330, approximately 300,000 ahead of its nearest competitor The Times. The Daily Telegraph sold an average of 1,045,336 copies during March 1999.

The ABC net circulation figure for The Sunday Telegraph for the period October 1998 to March 1999 was 814,986 and The Sunday Telegraph sold an average of 808,826 copies during March 1999.

Electronic Telegraph continues to enjoy the largest readership of any online UK newspaper and for the third year running has been voted "Best Daily Newspaper on the World Wide Web". The readership fluctuates between 55,000 and 70,000 people per day who collectively read up to 500,000 pages per day (the key measure of websites). Total monthly page traffic is 12 to 15 million page impressions.

At the end of the first quarter, there was a series of launches to enhance The Telegraph's Internet newsstand. These included Feedback (daily opinion polls and letters columns) as well as enhancements to the classified services including the addition of two property services. Besides the websites, the New Media Centre continues to explore other mechanisms for delivering content digitally to audiences, developing new markets and protecting existing franchises for the company.


The Chicago Group

The Chicago Group first quarter 1999 operating revenue increased 2% over the first quarter of 1998, due to continued growth in advertising revenue. Classified advertising showed the largest increases, followed by retail advertising. First quarter 1999 EBITDA increased 29% due to increased revenue and lower operating costs as a result of lower promotional advertising and miscellaneous operating efficiencies.


The Community Group

In February 1999, the Community Group sold approximately 45 newspapers with a total paid daily circulation of approximately 296,000. This resulted in an overall decrease in Community Group operating revenue, EBITDA and operating income. On a "same store" basis the Community Group first quarter 1999 operating revenue increased 2% from 1998 and first quarter 1999 EBITDA decreased 6% from 1998.

Southam Inc.

The operating results reported for the first quarter of 1998 and 1999 are not readily comparable as a result of acquisitions and dispositions in 1998. The first quarter of 1998 included the results of operations in Hamilton, Kitchener, Medicine Hat and at American Truckerwhich were subsequently disposed of. In addition, the first quarter of 1999 includes the results of the Victoria newspaper acquired in 1998 and the National Post which commenced operating in October 1998.

On a same newspaper basis, Southam's operating revenue and EBITDA were $265.5 million and $65.1 million in 1999 compared with $259.2 million and $52.5 million in 1998.

The significant increase in the first quarter of 1999 in same newspaper EBITDA is the result of increased advertising revenue, lower newsprint costs and lower operating costs primarily as a result of reduced promotional costs and the continued application of normal Hollinger operational expenditure controls.


Sterling Newspapers Company

Sterling's first quarter 1998 results included the results of operations at Guelph and Cambridge which were disposed of later in 1998. On a same newspaper basis, Sterling improved its EBITDA by 2.4% in the first quarter. January revenues were disappointing in Ontario, due to the record snowfall conditions.

On April 1, Sterling announced the acquisition of Ad Ventures Ltd., a commercial printer in Saskatoon. This facility will complement Sterling's prairie commercial print operations.

On April 13, Sterling announced the purchase of the Pembroke Daily News and the Nepean This Weekfrom Runge Publishing. As part of this transaction, Sterling sold the Renfrew Newsand Arnprior Newsto Runge Publishing.


UniMedia Inc.

At UniMedia Inc., total revenue for the first quarter was $33.1 million, an increase of $1.1 million, or 3.4% over the corresponding period of 1998 primarily as a result of increased revenues at the company's community newspapers and increased printing revenues. Total operating costs of $28.7 million were $1.3 million higher than those of the comparable period of last year. As a result, EBITDA decreased by $244,600 to $4.3 million.

Year 2000 Computer Concerns

The Company is on schedule for its review of potential year 2000 computer problems. All important applications have been identified, reviewed and found to be compliant or have been replaced or corrected or remediation plans are in process. The project was completed by the end of 1998 with a few exceptions. For those exceptions remediation work will be completed in 1999. As stated in the 1998 Management Discussion and Analysis there will be no special charges and the program will have no material effect on the Company's financial condition or reported results.


Retraction Price of Retractable Common Shares

The retraction price of the outstanding retractable common shares of the Company as of April 15, 1999 was $13.50 per share. As at March 31, 1999 there were 32,891,072 retractable common shares outstanding.


General

At March 31, 1999, Hollinger's publishing interests included 87 daily newspapers and 273 non- daily newspapers. Total paid daily circulation, including The Daily Telegraph and the Chicago Sun- Times, was approximately
4.1 million. The total circulation of the non-dailies was approximately 6.4 million.


Dividends

A regular quarterly dividend of 15(cent) per retractable common share has been declared payable on June 10, 1999 to shareholders of record on May 26, 1999.




                                                     /s/ Conrad M. Black
                                                     -------------------------
May 17, 1999                                         Conrad M. Black
                                                     Chairman of the Board and
                                                     Chief Executive Officer

MARKET VALUE INFORMATION
BALANCE SHEET


(in thousands of dollars except where noted)

                                                  March 31         December 31
                                                    1999              1998

                                               (not audited)

ASSETS
Investment in Hollinger International           $ 1,073,800      $ 1,152,124
Other investments                                    13,762           19,311
Other assets                                         36,965           83,517
                                                $ 1,124,527      $ 1,254,952
LIABILITIES
Exchangeable shares                             $   547,568      $   547,804
Other liabilities                                   243,304          343,491
                                                    790,872          891,295
NET ASSETS REPRESENTING SHAREHOLDERS' EQUITY
Capital stock                                       240,070          240,434
Net unrealized appreciation of investments          372,648          419,667
Net unrealized increase in liabilities              (15,026)         (16,175)
Retained earnings                                  (264,037)        (280,269)
                                                    333,655          363,657
                                                $ 1,124,527      $ 1,254,952
Retractable common shares outstanding            32,891,072       32,941,072
Net asset value per retractable common share    $     10.14      $     11.04


STATEMENT OF INCOME AND EXPENSES
(not audited)

(in thousands of dollars)

                                                     Three months ended

                                                           March 31
                                                    1999              1998

Income
Dividends                                       $    12,774      $    10,853
Interest and other                                    3,412              129
Net management fees                                   4,593            4,139
                                                     20,779           15,121
Expenses
Administrative and other expenses                     5,338            2,620
Interest expense                                     13,996           15,803
                                                     19,334           18,423

Income (loss) before the undernoted                   1,445           (3,302)
Unusual items                                        21,050             --
Income tax expense                                     (665)            (546)
Net income (loss) for the period                $    21,830      $    (3,848)
Earnings (loss) per retractable common share    $      0.66      $     (0.12)


SCHEDULE OF SEGMENTED EARNINGS
(not audited)

(in thousands of dollars)                                 U.K.                                Corporate
                              Chicago     Community    Newspaper                 Canadian        and      Consolidated
                               Group        Group        Group       Southam    Newspapers      Other        Total

                                                     Three months ended March 31, 1999


Sales revenue               $  137,457   $   50,086   $  228,006   $  313,338   $   73,820   $    1,300   $  804,007
Cost of sales
and expenses                   115,911       41,009      168,184      271,890       61,187        6,152      664,333
Income before
interest, taxes,
depreciation and
amortization                    21,546        9,077       59,822       41,448       12,633       (4,852)     139,674
Depreciation and
amortization                     8,645        4,375       15,696       24,695        3,434        1,814       58,659
Operating
income                      $   12,901   $    4,702   $   44,126   $   16,753   $    9,199    $  (6,666)  $   81,015
Total assets                $  672,374   $  415,674   $1,360,313   $2,722,893   $  346,576    $ 341,423   $5,859,253
Expenditures
on capital
assets                      $   22,567   $    3,588   $   13,480   $   14,848   $    2,504    $    1,088  $   58,075


                                                     Three months ended March 31, 1998

Sales revenue               $  128,095   $   67,554   $  211,893   $  297,544   $   75,805   $    2,174   $  783,065
Cost of sales
and expenses                   113,620       52,702      154,734      239,306       62,293        6,412      629,067
Income before
interest, taxes,
depreciation and
amortization                    14,475       14,852       57,159       58,238       13,512       (4,238)     153,998
Depreciation and
amortization                     7,546        7,884       14,349       17,676        3,515        1,263       52,233
Operating
income                      $    6,929   $    6,968   $   42,810   $   40,562   $    9,997   $   (5,501)  $  101,765
Total assets                $  565,473   $  606,462   $1,305,180   $1,759,291   $  349,714   $  332,558   $4,918,678
Expenditures
on capital
assets                      $   32,822   $    1,250   $   18,226   $   15,131   $    2,764   $    1,388   $   71,581


Note

1. Corporate and Other revenue includes revenues of miscellaneous newspaper operations.

CONSOLIDATED BALANCE SHEET


(in thousands of dollars)

                                                   March 31       December 31
                                                     1999              1998

                                                (not audited)

ASSETS
Current assets
Cash                                             $   148,745      $   128,061
Accounts receivable                                  597,125          584,503
Inventory                                             50,483           56,294
                                                     796,353          768,858

Investments                                           67,857           75,242
Capital assets                                     4,061,883        4,129,445
Goodwill and other assets                            933,160          730,956

                                                 $ 5,859,253      $ 5,704,501
LIABILITIES
Current liabilities
Bank indebtedness                                $   248,630      $   232,128
Accounts payable and accrued expenses                585,949          792,669
Income taxes payable                                 129,592            2,465
Current portion of long-term debt                    711,582          183,150
Exchangeable shares                                  496,558          496,766
                                                   2,172,311        1,707,178

Long-term debt                                     1,936,052        2,229,599
Exchangeable shares                                   51,010           51,038
                                                   4,159,373        3,987,815

MINORITY INTEREST AND DEFERRED CREDITS             1,679,697        1,783,854

SHAREHOLDERS' EQUITY
Capital stock                                        240,070          240,434
Retained earnings                                   (202,286)        (306,181)
                                                      37,784          (65,747)
Equity adjustment from foreign currency
  translation                                        (17,601)          (1,421)
                                                      20,183          (67,168)
                                                 $ 5,859,253      $ 5,704,501

CONSOLIDATED STATEMENT OF EARNINGS
(not audited)

(in thousands of dollars)

                                                         Three months ended
                                                              March 31
                                                        1999             1998
Revenue
Sales                                              $  804,007       $  783,065
Investment and other income                             7,714            4,742
                                                      811,721          787,807
Expenses
Cost of sales and expenses                            664,333          629,067
Depreciation and amortization                          58,659           52,233
Interest expense                                       62,319           55,909
                                                      785,311          737,209
Net loss in equity accounted
companies                                                (223)            (312)

Net foreign currency(losses) gains                     (1,239)           1,384

Earnings before the undernoted                         24,948           51,670
Unusual items                                         323,162          231,649
Income taxes                                         (135,769)        (120,061)
Minority interest                                    (102,932)         (89,259)

Net earnings                                       $  109,409       $   73,999


                                                             (dollars)
Net earnings per retractable common share
Basic                                                   $3.33            $2.22

Fully diluted                                           $2.87            $1.16

Cash flow provided by operations per
  retractable common share
Basic                                                   $2.87            $2.88

Fully diluted                                           $2.70            $1.58


Notes to the Consolidated Statement of Earnings
1. Cash flow provided by operations per retractable common share is based on cash flow provided by operations which is before any increase or decrease in non-cash operating working capital, the cash used by discontinued operations and other costs and foreign currency translation adjustment.
2. Earnings per retractable common share is based on earnings applicable to retractable common shares reduced by the amortization of the equity component of equity-linked convertible securities.



CONSOLIDATED STATEMENT
OF CASH FLOW
(not audited)

(in thousands of dollars)



                                           Three months ended                                              Three months ended
                                                Marcxh 31                                                       March 31
                                           1999         1998                                             1999             1998

CASH PROVIDED BY (USED FOR):
Operations                                                       Investment
Net earnings                           $ 109,409    $  73,999    Proceeds on disposal of
Unusual items                           (323,162)    (231,649)   fixed assets                              370             4,932
Current income taxes related                                     Additions to fixed assets
to unusual items                         144,383      107,841    and assets under capital leases       (43,637)          (51,653)
Items not involving cash:                                        Additions to investments                 (956)           (9,230)
Depreciation and amortization             58,659       52,233    Proceeds on disposal
Deferred income taxes                      1,633       (2,991)   of investments                          2,659               35
Net earnings in equity accounted                                 Additions to circulation              (14,438)          (19,928)
companies, net of dividends                                      (Increase) decrease in goodwill and
received                                     223          312    other assets                          (41,009)            3,104
Minority interest                        102,932       89,259    Investment in
Other                                        302        6,999    newspaper operations                 (600,240)          (62,812)
                                                                 Proceeds on disposal
Cash flow provided by operations ..       94,379       96,003    of newspaper operations               557,887           441,713
                                                                                                      (139,364)          306,161
Change in non-cash                                               Effect of exchange rate
operating working capital                427,530      (90,011)   changes on cash                        (5,282)              436
Cash used for
discontinued operations                     (520)      (1,666)   Increase in cash position              20,684            33,118
Other costs                               (1,911)        (768)   Cash at beginning of period           128,061           158,868
Foreign currency translation                                     Cash at end of period               $ 148,745         $ 191,986
adjustment                                 3,867        3,881
                                         523,345        7,439
Financing
Redemption and cancellation of
capital stock                               (821)           -
Issue of common shares
of subsidiaries                               56        1,677
Capital stock of subsidiaries
purchased for cancellation by
subsidiaries                             (68,162)           -
Decrease in long-term debt
and deferred liabilities                (270,199)    (259,496)
(Decrease) increase in capital lease
obligations                                 (363)       1,979
Retirement of liquid yield
option notes                                (122)      (6,586)
Dividends                                 (4,935)      (4,987)
Dividend paid by subsidiaries to
minority interests                       (13,469)     (13,505)
                                        (358,015)    (280,918)


Note
1. 1998 comparative amounts have been restated retroactively as required by the Canadian Institute of Chartered Accounts with respect to new standards issued regarding disclosure in the cash flow statement.




RECONCILIATION TO UNITED STATES GENERALLY
ACCEPTED
ACCOUNTING PRINCIPLES (GAAP)
(not audited)

(in thousands of Canadian dollars)

                                                         Three months ended
                                                             March 31
                                                       1999             1998
Net earnings

Net earnings for the period
based on Canadian GAAP                              $ 109,409        $ 73,999
Capitalization of betterments,
net of related amortization                            (3,234)         (5,122)
Acquired tax losses                                       173             124
Start-up costs, net of amortization
and write-offs                                             38             560
Foreign exchange (note 2)                                  --              56
Compensation to employees                                (103)           (260)
Business combinations (note 4)                            233             233
Adjustment to tax provision                            (4,000)          2,600
Financial instruments (note 3)                            908           1,065

Net earnings for the
period based on U.S. GAAP                           $ 103,424        $ 73,255


Basic earnings per retractable common share:                 (dollars)

Earnings before extraordinary items                     $3.14            42.42
Net earnings                                            $3.14            $2.20


Diluted earnings per retractable common share:
Earnings before extraordinary items                     $2.86            $1.45
Net earnings                                            $2.86            $1.38


Notes to the Reconciliation to United States GAAP.
1. The above represents additional information to the Consolidated Statement of Earnings of the Company which was prepared in accordance with Canadian GAAP. Set out above are the material adjustments (net of deferred income taxes, minority interest and foreign exchange rate adjustments where applicable) to net earnings for the three months ended March 31, 1999 and March 31, 1998 in order to conform to accounting principles generally accepted in the United States.
2. Under Canadian GAAP, the unrealized foreign exchange gain or loss on the translation of the U.S. dollar Liquid Yield Option Notes (LYONs) into Canadian dollars which was not considered a hedge against a U.S. dollar investment was being deferred or amortized over the term of the notes. Under U.S. GAAP this exchange gain or loss was expensed in the immediately.
3. Under the accounting standards for financial instruments, a portion of certain of the Company's convertible instruments are classified as equity rather than debt. Under U.S. GAAP, no portion of the convertible instruments would be classified as equity and the related interest expense on the equity component would be classified as an interest expense rather than as a dividend equivalent. In addition, Canadian GAAP requires the carrying value of the debt component of an instrument be increased over time to its settlement amount on maturity, through a charge to interest expense. Under U.S. GAAP, no portion of the instrument would be classified as equity and accordingly this adjustment to interest expense is not required. Canadian GAAP also requires the value ascribed to certain subsidiary special shares be increased over the life of the shares to the Company's optional cash settlement amount through a periodic charge to earnings. Under U.S. GAAP the shares are recorded at their fair value on the date of issue and such a charge to increase their carried amount is not required.
4. U.S. GAAP requires that the transfer of the Canadian Newspaper Group be accounted for at historical values using "as-if pooling of interests" accounting, resulting in no gain on the sale of properties and no additional amount being ascribed to circulation.
5. A loss on extinguishment of debt can be classified as an extraordinary item under U.S. GAAP, but not under Canadian GAAP.


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

Transfer Agents and Registrars                       Share Information
Retractable Common Shares, Series II and III         For information relating to Retractable Common
Preference Shares:                                   Shares and Series II and III Preference Shares
                                                     holdings, dividends, lost share certificates, etc., please
Montreal Trust Company of Canada, Toronto,
                                                     communicate with:
Montreal and Vancouver, Canada
                                                     Montreal Trust Company of Canada,
The Bank of Nova Scotia Trust Company of New York
                                                     Tel: (416) 981-9500 or 1-800-663-9097 (toll free in
New York, New York, U.S.A.
                                                     Canada and U.S.) Fax: (416) 981-9800
Warrants to Purchase Retractable Common Shares of
Hollinger Inc.:                                      Major Electronic Web Sites
Montreal Trust Company of Canada, Toronto            Hollinger International http://www.hollinger.com
Stock Exchange Listings                              Telegraph               http://www.telegraph.co.uk
                                                                             http://www.UKMax.com
The Retractable Common Shares are listed on the
Toronto, Montreal, and Vancouver stock exchanges                             http://www.thebestofbritish.com
(stock symbol HLG.C), and are also quoted on The
                                                     Chicago Sun-Times       http://www.suntimes.com
NASDAQ Stock Market (trading symbol HLGCF).
                                                     Chicago Network         http://www.chicago-news.com
The Series II and III Preference Shares are listed
on the Toronto, Montreal and Vancouver stock         Jerusalem Post          http://jpost.co.il
exchanges (trading symbols HLG.PR.B and HLG.
PR.C, respectively).                                 Southam                 http://www.canada.com

                                                     UniMedia                http://www.lesoleil.com
The Warrants to Purchase Retractable Common                                  http://www.ledroit.com
Shares are not listed on any stock exchange.
                                                     Star-Phoenix            http://www.saskstar.sk.ca
Investor Information
                                                     Leader-Post             http://www.leader-post.sk.ca
Holders of the Company's securities and other
                                                     Version francaise
interested parties seeking information about
the Company should communicate with the Vice-        Pour recevoir ce rapport en francais s'adresser a :
President, Strategic and Corporate Development,      Compagnie Montreal Trust du Canada, 151, rue
at 10 Toronto Street, Toronto, Ontario M5C 2B7,      Front ouest, 8e etage, Toronto (Ontario) M5J 2N1.
Tel (416) 363-8721, Fax (416) 364-0832.


                                HOLLINGER INC.


                 10 Toronto Street, Toronto, Ontario, M5C 2B7
                  General Enquiries:Telephone (416) 363-8721
                              Fax: (416) 364-2088